Exhibit 99.2
ASX RELEASE | ASX: IPX March 14, 2023

IPERIONX AND SLM SOLUTIONS ANNOUNCE MOU

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IperionX, a global leader in sustainable titanium technologies, announces a strategic MOU with metal 3D printing technology leader SLM Solutions for their proprietary, low carbon, recycled titanium powder.

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IperionX has a unique, patented process to produce high-quality titanium metal powder from recycled titanium feedstocks. SLM is a leading international provider of industrial metal 3D printing machines, having invented selective laser melting and pioneered metal additive manufacturing using metal powders via the Laser Powder Bed Fusion additive manufacturing modality.

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SLM recognizes the commercial, technical and sustainability advantages of IperionX's fully circular titanium metal powder and it will be a valuable addition to SLM’s open architecture materials offering that has the largest metal portfolio of any metal additive manufacturing (AM) company.

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Leading companies across the defense, automotive, consumer electronics and luxury goods sectors want to manufacture high strength, long life components with low carbon titanium from traceable recycled sources. IperionX’s patented titanium technologies offer a pathway to low cost, low carbon and circular titanium metal.

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IperionX acquired two SLM additive manufacturing machines in 2022 (SLM®125 / SLM®280) which can prototype, qualify and produce titanium components for customers that demand traceable, low carbon and circular titanium for their product range.

IperionX Limited (IperionX) (NASDAQ: IPX, ASX: IPX), a leading provider of sustainable titanium technologies, is pleased to announce the signing of a non-binding memorandum of understanding (MOU) with SLM Solutions Group AG (SLM or SLM Solutions), a global leader in metal additive manufacturing systems, for the potential supply of spherical titanium metal powders from IperionX’s planned Titanium Demonstration Facility (TDF) in Virginia to SLM.

SLM is a leading international provider of metal 3D printing solutions serving customers with an installed base of over 850 systems and 1,400 lasers globally, having invented selective laser melting and pioneered metal additive manufacturing using metal powders via the Laser Powder Bed Fusion additive manufacturing modality.

This MOU with two leading metal AM technology companies could offer the first 100% recycled titanium metal powders to SLM’s extensive global customer base.  IperionX’s unique titanium technologies allow the production of high-quality titanium powders from 100% recycled titanium feedstocks and significantly reduce the carbon footprint and environmental impact of titanium.

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Anastasios Arima, co-founder and CEO of IperionX said: "We are pleased to be partnering with SLM, a global leader in metal 3D printing solutions. This agreement recognizes the value of sustainable, 100% recycled titanium metal powders for leading companies and will be a unique titanium powder offering for SLM’s global customers.”

Sam O’Leary, CEO of SLM said: “The partnership between IperionX and SLM Solutions is a real plus for SLM users and expands their material portfolio with recycled low-cost titanium material. We look forward to offer the only 100% recycled titanium metal powder as part of our extensive materials offering.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

 info@iperionx.com
+1 980 237 8900

Appendix I: Key Terms of MOU

IperionX and SLM Solutions have signed an MOU to negotiate a supply agreement for 100% recycled spherical titanium and titanium alloy powders, sourced from IperionX’s planned Titanium Demonstration Facility, with the potential to commence supply in late 2023. Pursuant to the MOU, the parties will seek to negotiate a long-term supply agreement in good faith, the key terms of which are expected to include agreed product technical specifications, the volume of product to be supplied annually, anticipated to be up to 25 tons of titanium powders per annum, and a mutually agreed market pricing methodology. The MOU is non-exclusive, non-binding, and remains subject to the negotiation and execution of a definitive long-term supply agreement to give effect to the MOU. The MOU expires on January 31, 2025 and can be renewed by agreement by both parties.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

About SLM Solutions
SLM Solutions is a global provider of integrated metal additive manufacturing solutions. Leading the industry since its inception, it continues to drive the future of metal AM in every major industry with its customers’ long-term success at its core. SLM Solutions is home to the world’s fastest metal additive manufacturing machines boasting up to 12 lasers and enabling build rates of up to 1000ccm/h. With a portfolio of systems to suit every customer's needs, along with its team of experts closely collaborating at every stage of the process, SLM Solutions leads the way in return on investment with maximum efficiency, productivity, and profitability. SLM Solutions believes that additive manufacturing is the future of manufacturing and has the desire and capability to take its customers there – right now. SLM Solutions is a publicly-traded Company headquartered in Germany, with offices in Canada, China, France, India, Italy, Japan, Singapore, South Korea, and the United States.
Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.
Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.